UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           KRYPTIC ENTERTAINMENT INC.
                                (Name of Issuer)

                     Common Shares with par value of $0.001
                         (Title of Class of Securities)

                                   50114L 101
                                 (CUSIP Number)

                                    copy to:

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 2 of 5 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON:
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Shan Qiang

    IRS No. N/A
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    China
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 3 of 5 Pages
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to shares of common stock, par value of $0.001, of the Issuer. The principal executive offices of the Issuer are located at Suite 208, 800 N Rainbow Blvd, Las Vegas, NV, 89107.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Shan Qiang.

     (b)  No 21, Xikanghutong, Chaoyang District Changchun City, China 130021

     (c) Mr. Qiang is a businessman and has been a director, and Secretary Treasurer of the Issuer since its incorporation on October 11, 2007. On November 5, 2009 he was also appointed as President and CEO. He resigned from his officer and director positions on February 28, 2011.

     (d) Mr. Qiang has not been convicted in any criminal proceeding during the last five years.

     (e) During the last five years, Mr. Qiang has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Qiang is a citizen of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On  November 6, 2009,  Mr.  Qiang  acquired  3,000,000  common  shares from John
Lagourgue, a former director and officer of the Issuer, for the total consideration of $6,000, pursuant to the terms of a share purchase agreement. The consideration for the acquisition was paid from the personal funds of Mr. Qiang.

On November 24, 2007, Mr. Qiang acquired 1,500,000 shares of common stock from the Issuer at a purchase price of $0.002 per share, for an aggregate offering price of $3,000. The consideration for the acquisition was paid from the personal funds of Mr. Qiang.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Qiang acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Qiang, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Qiang may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Qiang may deem advisable. Mr. Qiang reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

                         AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 4 of 5 Pages
--------------------                                           -----------------

Mr. Qiang intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Qiang does not have any present plan or proposal which would relate to or result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Mr. Qiang may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

On the filing date of Amendment No. 1 to this Schedule 13D, Mr. Qiang beneficially owned no shares of common stock of the Issuer.

On  November 6, 2009,  Mr.  Qiang  acquired  3,000,000  common  shares from John
Lagourgue, a former director and officer of the Issuer, for the total consideration of $6,000, pursuant to the terms of a share purchase agreement. The consideration for the acquisition was paid from the personal funds of Mr. Qiang.

On November 24, 2007, Mr. Qiang acquired 1,500,000 shares of common stock from the Issuer at a purchase price of $0.002 per share, for an aggregate offering price of $3,000. The consideration for the acquisition was paid from the personal funds of Mr. Qiang.

                         AMENDMENT NO. 1 TO SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 50114L 101                                           Page 5 of 5 Pages
--------------------                                           -----------------

Effective February 28, 2011, Mr. Qiang sold 4,500,000 shares of common stock and an unsecured shareholder loan to the Company of $27,500 in a privately negotiated transaction, for an aggregate purchase price of $120,000. Mr. Qiang's offer and sale of the 4,500,000 shares of common stock was made outside of the US, to one non-US person, with no directed selling efforts in the US, and where offering restrictions were implemented.

     (b) Mr. Qiang directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Amendment No. 1 to Schedule 13D as being beneficially owned by him.

     (c) Except as set forth in this Amendment No. 1 to Schedule 13D, Mr. Qiang has not effected any transaction in the shares of common stock during the past sixty (60) days.

     (d) Except for Mr. Qiang, no person is known by Mr. Qiang to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Qiang.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of Mr. Qiang, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                          Description
-----------                          -----------

99.1           Affiliate Stock Purchase Agreement
99.2           Amendment No. 1 to Affiliate Stock Purchase Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 9, 2011
-----------------------------
Dated


/s/ Shan Qiang
-----------------------------
Signature


Shan Qiang
-----------------------------
Name/Title